UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 16, 2014, the registrant’s Canadian Pacific Railway Limited Amended and Restated Management Stock Option Incentive Plan was amended to provide, in addition to other minor updating changes, for grants of stock options priced in United States dollars and sales through the facilities of the New York Stock Exchange. The Canadian Pacific Railway Limited Amended and Restated Management Stock Option Incentive Plan, dated December 16, 2014, is attached as exhibit 99.1 hereto.

This report on Form 6-K is being filed with, and not furnished to, the Securities and Exchange Commission in order that this report on Form 6-K and the exhibits attached hereto are incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-183893) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED

Date: December 31, 2014	By:	/s/ Scott Cedergren
	Name:	Scott Cedergren
	Title:	Assistant Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

99.1	Canadian Pacific Railway Limited Amended and Restated Management Stock Option Incentive Plan, dated December 16, 2014.